Cascade Cultures LLC

Statement of Cash Flows
January 1 - June 24, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-651.37
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	-651.13
Uncategorized Asset	-8.99
Chase Credit Card:Paul Credit Card	675.25
Chase Credit Card:Sarah Credit Card	-418.72
Loan Payable	-3,179.44
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-3,583.03**
Net cash provided by operating activities	**$ -4,234.40**
FINANCING ACTIVITIES	
Member's Equity	-19,826.89
Opening Balance Equity	-9,042.00
Retained Earnings	28,868.89
Net cash provided by financing activities	**$0.00**
NET CASH INCREASE FOR PERIOD	**$ -4,234.40**
Cash at beginning of period	15,173.11
CASH AT END OF PERIOD	**$10,938.71**